Redwood Trust, Inc.
Computation of Earnings to Fixed Charges and
Earnings to Fixed Charges and Preferred Stock Dividends Ratios
(Dollars in thousands)

The ratio of earnings to fixed charges represents the number of times "fixed charges" are covered by "earnings." "Fixed charges" consist of interest on outstanding asset backed securities issued and debt and amortization of debt premiums and discount.  The proportion deemed representative of the interest factor of operating lease expense has not been deducted as the total operating lease expense in itself was de minimis and did not affect the ratios in a material way. "Earnings" consist of consolidated income before income taxes and fixed charges.

	Six Months Ended	Years Ended December 31,
	June 30,
(Dollars In Thousands)	2010	2009	2008	2007	2006	2005

Earnings

Net income before provision for income taxes and non-controlling interest	$75,667	$34,844	$(449,532)	$(1,103,445)	$137,502	$217,393
Add:
Fixed charges	39,346	132,003	416,669	651,762	701,704	757,270
Earnings available to cover fixed charges	$115,013	$166,847	$(32,863)	$(451,683)	$839,206	$974,663

Fixed charges

Interest on indebtedness (including amortization of premium and financing costs)	39,346	132,003	416,669	651,762	701,704	757,270
Total fixed charges: (1)	$39,346	$132,003	$416,669	$651,762	$701,704	$757,270

Ratio of earnings to fixed charges	2.92	1.26	(0.08)	(0.69)	1.20	1.29
Ratio of earnings to fixed charges and preferred stock dividends	2.92	1.26	(0.08)	(0.69)	1.20	1.29

Deficiency amount for ratios less than one:			$449,532	$1,103,445

(1)	No preferred stock was outstanding during any of the period presented.